Exhibit 99.1

BiondVax Selected as part of OCS/IATI Delegation

to 2015 BIO International Convention in Philadelphia

Nes Ziona, Israel, June 11, 2015 – BiondVax Pharmaceuticals Ltd. (TASE: BNDX, Nasdaq: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing immunomodulation therapies for infectious diseases, today announced that it was selected to participate in the 2015 BIO International Convention, which is being held from June 15-18 in Philadelphia, Pennsylvania.

Biondvax was selected to be a part of the Israeli delegation, together with some of the other leading and most promising biotech companies in Israel, and is attending under the auspices of the Office of the Chief Scientist in Israel (OCS). The OCS has supported BiondVax’s research, pre-clinical and clinical development by awarding the Company with substantial research funds for the past 6 years.

Dr. Hassin, BiondVax’s Chief Operating officer (COO) will discuss BiondVax’s achievements. Dr Hassin will take the opportunity of meeting with potential Contract Manufacturing Organisation (CMO) to discuss collaboration for technology transfer and large scale production of phase 3 and commercial batches of Biondvax’s M-001 universal flu vaccine.

Commented Dr. Ron Babecoff, CEO of Biondvax, “We are pleased with the validation given to us by the Office of the Chief Scientist in Israel, selecting us amongst a unique group to represent Israeli biotech innovation at the major BIO international convention in the United States. In particular, given the recent widespread Avian Flu outbreak in the United States, our solution is very relevent at the show this year where the spotlight has been put on the need for an efficient broad-coverage vaccine.”

Dr. Shimon Hassin, BiondVax's COO, said, "In order to be ready for the phase 3 and the market we need to partner with a leading CMO for the production of our universal flu vaccine on a large scale. The meetings scheduled during the BIO and beyond, are of utmost importance for selection of our manufacturing partner."

About BiondVax Pharmaceuticals Ltd

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

For further information, please contact:

Company Contact Dr Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 biondvax@gkir.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, our ability to enter into and manage collaborative arrangements relating to production of Phase 3 and commercial batches of our flu vaccine, the market acceptance of our flu vaccine as a broad-coverage solution. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.